UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43382

Bending Spoons S.p.A.
(Exact name of registrant as specified in its charter)
Via Nino Bonnet 10
20154 Milan
Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Information contained in this report on Form 6-K

On October 14, 2026, Bending Spoons S.p.A. (“Bending Spoons”) issued a press release announcing that it has entered into a binding agreement with Berkshire Hathaway (the “Investor”) for the private placement (the “Private Placement”) of 10 million ordinary shares, of no par value, at a purchase price of $33.00 per share (the “Shares”). The proceeds to Bending Spoons will be approximately $330 million, before deducting offering expenses. Bending Spoons intends to use the net proceeds from the Private Placement for general corporate purposes and to invest in new acquisitions. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K. The Private Placement is subject to customary closing conditions, and Bending Spoons anticipates that the transaction will close in Q4 2026.

The subscription agreement for the Private Placement to be entered into (the “Subscription Agreement”) will contain customary representations, warranties, and agreements by Bending Spoons, indemnification obligations of Bending Spoons and the Investor, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and other obligations of the parties. The representations, warranties, and covenants contained in the Subscription Agreement (i) were made only for purposes of such Subscription Agreement and are made as of specific dates, (ii) are solely for the benefit of the parties to the Subscription Agreement, (iii) may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Subscription Agreement, instead of establishing matters as facts, and (iv) may be subject to standards of materiality and knowledge applicable to the contracting parties that differ from those applicable to the investors generally. Investors should not rely on the representations, warranties, and covenants, or any description of such warranties and covenants as characterizations of the actual state of facts or condition of Bending Spoons. The Subscription Agreement will also contain customary registration rights provisions for the Investor.

The Private Placement is exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The Investor represented that it is an accredited investor within the meaning of Rule 501(a) of Regulation D and is acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling the Shares. The Shares were offered without any general solicitation by Bending Spoons or its representatives. The Shares sold and issued in the Private Placement have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an applicable exemption from the registration requirements of the Securities Act.

Forward-looking statements

This report on Form 6-K contains forward-looking statements. All statements other than statements of historical fact contained in this report on Form 6-K are forward-looking statements. Forward-looking statements include statements about the finalization of definitive documentation for, and the closing of, the Private Placement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” “foresee,” “forecast,” “in our view,” “probably,” “likely,” or other similar expressions.

Forward-looking statements reflect our current expectations and are based on assumptions and information available as of the date of this report on Form 6-K. Actual results and events may differ materially from those expressed or implied by such forward-looking statements due to a variety of risks and uncertainties, some of which are beyond our control. These include the risks and uncertainties described in the sections Risk factors and Management’s discussion and analysis of financial condition and results of operations in our registration statement on Form F-1, which is on file with the U.S. Securities and Exchange Commission and is available on our investor relations website at investors.bendingspoons.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, we assume no obligation to update any forward-looking statements.

Incorporation by reference

Other than as indicated below, the information in this report on Form 6-K will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The information contained in this report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the registration statement on Form S-8 of Bending Spoons S.p.A. (File No. 333-297730).

EXHIBIT INDEX
Exhibit No.	Description
99.1	Berkshire Hathaway invests further $330 million in Bending Spoons following $600 million IPO investment
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bending Spoons S.p.A.
Date: October 14, 2026	By: /s/ Luca Ferrari
Name: Luca Ferrari
Title: Chair of the board of directors, co-founder, and chief executive officer